Notice of POSCO 2015 Second Quarter Earnings Release

POSCO plans to disclose its 2015 second quarter earnings release as follows:

1. Agenda:

2015 2Q Earnings Release, Business Strategy and Q&A Session

2. Date and Time:

July 15, 2015 at 4:00 PM (KST)

3. Venue:

Korea Exchange, Conference Room (1st Floor)

76, Yeouinaru-ro, Yeongdeungpo-gu, Seoul

4. Participants:

Analysts, Institutional Investors and Press